UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2007

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

I.	EDP Release – May 18, 2007: EDP – ENERGIAS DE PORTUGAL, S.A. INTENDS TO DELIST ITS AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE AND TO DEREGISTER AND TERMINATE ITS U.S. REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

II.	EDP Release – May 18, 2007: EDP INCREASES ITS STAKE IN NATURGAS TO 61.83%

EDP – Energias de Portugal, S.A.

Lisbon, Portugal, May 18, 2007

EDP – ENERGIAS DE PORTUGAL, S.A. INTENDS TO DELIST ITS AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE AND TO DEREGISTER AND TERMINATE ITS U.S. REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934.

The Executive Board of Directors of EDP – Energias de Portugal, S.A. (“EDP” or “the Company”), adopted a resolution that approves the delisting of its American Depositary Shares (“ADSs”), each representing ten Ordinary Shares of the Company, from the New York Stock Exchange (“NYSE”) and the deregistration of the Company and termination of its reporting obligations under the U.S. Securities Exchange Act of 1934.

EDP has provided written notice to the NYSE of its intent to delist and will file Form 25 with the U.S. Securities and Exchange Commission (“SEC”) on or about May 29, 2007, to effect the delisting. Unless the Form 25 is earlier withdrawn by the Company, the delisting will be effective ten days after this filing. Accordingly, EDP anticipates that the last day of trading of ADSs on the NYSE will be on or about June 7, 2007.

The Company intends to file a Form 15F with the SEC to terminate its registration and reporting obligations under the Securities Exchange Act as soon as it becomes eligible to do so following June 4, 2007, the date when the revised SEC rules on deregistration become effective. The deregistration will be effective 90 days after the filing of Form 15F, although the Company’s reporting periodic obligations will be suspended upon filing Form 15F.

The rationale for delisting from the NYSE and terminating the Company registration under the Exchange Act is primarily based on the following:

•

EDP’s average daily trading volume of shares represented by ADSs on the NYSE has remained very low since 2002 and accounted for 3.1% and 2.5% of worldwide trading in 2005 and 2006 respectively (NYSE trading adjusted to reflect the 1 ADS to 10 Ordinary Shares ratio);

•	Delisting from the NYSE will consolidate trading on EDP’s primary exchange, Euronext Lisbon (now part of NYSE Euronext Group), which accounts for about 97.5% of total worldwide trading;

•

EDP has complied with International Financial Reporting Standards (“IFRS”) since 2005 which are commonly accepted to be equivalent to U.S. GAAP in terms of disclosure and quality of information for investors. As such, EDP believes that it is no longer deemed necessary to publish the consolidated accounts under these two accounting standards thus reducing both the administrative costs and complexity of compliance with two substantively similar sets of regulations;

•

EDP’s tight discipline and increased focus on the optimization of operating costs and administrative procedures is a key feature on the Company’s shareholder value creation proposition. Considering the limited trading volume on the NYSE, EDP believes that the costs and expenses associated with maintaining a dual listing significantly outweigh the benefits of continuing such listing and registration.

Following the delisting from the NYSE, the Company’s common shares will continue to trade on Euronext and EDP will continue to publish its Annual Report and Accounts and other documents and communications in accordance with Exchange Act Rule 12g3-2(b) on its Investor Relations website www.edp.pt.

In addition, EDP intends to maintain its ADS facility with Deutsche Bank as a Level I Program which will enable investors to retain their ADSs while facilitating EDP ADR trading in the US over-the-counter market. The Company has not arranged for listing and/or registration of the Company’s securities on another U.S. securities exchange or for quotation of the Company’s securities on any other quotation medium in the United States.

ADR holders can contact EDP’s Investor Relations Department on +351 21 001 2868 or Deutsche Bank’s Broker Services Line on +1 212 250 1404 or +44 207 547 6500 for further information.

Reuters EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	EDP INCREASES ITS STAKE IN NATURGAS TO 61.83%

EDP, through its 96.86% held Spanish subsidiary Hidroeléctrica Del Cantábrico S.A. (“HC Energia”), signed a sale and purchase agreement with Gas Natural SDG, S.A. (“Gas Natural”) for the purchase of a 9.39% stake in the share capital of Naturgas Energia Grupo, S.A. (“Naturgas”). This transaction represents an investment of €122 million and allows HC Energia to increase its participation in Naturgas from 56.18% to 65.57%, which represents an increase of EDP’s indirect participation in Naturgas from 54.42% to 61.83%.

In addition to the afore-mentioned acquisition, which fits EDP’s strategy of reinforcing its position in the Iberian core business, EDP established with Gas Natural a set of operational agreements that will contribute to increase flexibility and reduce risk in our activities in the liberalized Iberian gas market.

Naturgas is the second largest operator in Spanish gas distribution, owning a gas distribution and transmission network of 5,096 kms with some 648 thousand clients connected as of Mar-07. In the gas liberalised market, Naturgas sold 13,755 GWh in 2006 and had 283 thousand clients as of Mar-07.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS
DEPARTMENT
Miguel Viana, Head of IR
Elisabete Ferreira
Ricardo Farinha
Noélia Rocha

Phone +351 210012834
Fax: +351 210012899

Email: ir@edp.pt
Website: www.edp.pt

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa     Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 18, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer